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                               US Microbics, Inc.
                   6451-C El Camino Real, Carlsbad, California
                               Carlsbad, CA 92009


                                 August 30, 2005



VIA ELECTRONIC SUBMISSION

U.S. Securities and Exchange Commission
Division of Corporation Finance
450 5th Street, N.W.
Washington, D.C. 20549

         Re:      US Microbics, Inc. (the "Company")
                  Registration Statement on Form S-8 (File No.: 333-127908) Application for Withdrawal

Ladies and Gentlemen:

         US Microbics, Inc. respectfully requests the withdrawal of the Company's Registration Statement on Form S-8, SEC File No. 333-127908, together will all exhibits thereto (collectively, the "Registration Statement"), effective immediately. The Registration Statement was filed with the Commission on August 29, 2005. The Company has elected to postpone the filing due to a determination that it would not be in the Company's best interest to proceed at this time. No securities were offered or sold pursuant to this registration statement.

         If you have any questions concerning this matter, please contact the undersigned at (760) 918-1860.

         Thank you for your assistance in this matter.

                                            Sincerely,

                                            US MICROBICS, INC.

                                            By: /s/ Robert C. Brehm
                                                --------------------------------
                                                Robert C. Brehm,
                                                Chief Executive Officer